Filed by: Cole Office & Industrial REIT (CCIT II), Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cole Office & Industrial REIT (CCIT II), Inc. (Commission File No.: 000-55436)
September 2, 2020

Dear Valued Partner,

Our records indicate that you currently have financial professionals with clients invested in one or more of the following CIM Group REITs: CIM Real Estate Finance Trust, Inc. (“CMFT”), Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and Cole Credit Property Trust V, Inc. (“CCPT V”). We are pleased to share an exciting update regarding the future of these REITs.

On August 31, 2020, CMFT, CCIT II, CCIT III and CCPT V announced that the companies have entered into definitive agreements whereby CMFT would acquire each of CCIT II, CCIT III and CCPT V in separate tax-free merger transactions. The pro forma combined company (“CC CMFT”) would have approximately $5.9 billion in total asset value, creating a leading commercial real estate credit-focused REIT, primarily invested in net lease assets and commercial real estate debt.

The transactions are expected to close in the fourth quarter of 2020, subject to certain closing conditions, including the approval of the respective mergers and certain other matters by CCIT II, CCIT III and CCPT V stockholders. The transactions are expected to close concurrently but are not cross-conditioned on the consummation of the others.

Transaction Background
Following the onset of the COVID-19 pandemic and its economic impact, CMFT, CCIT II, CCIT III and CCPT V each conducted a comprehensive business review and concluded that greater scale, diversification, financial strength and fund raising flexibility would best position each REIT to thrive in a post-pandemic economic environment.

CIM recommended that each REIT’s Board of Directors explore combining the four REITs to form a larger, more diversified company focused on long-term value creation for stockholders.

CMFT, CCIT II, CCIT III and CCPT V each appointed a separate special committee, each of which is composed exclusively of disinterested, independent directors as well as financial and legal advisors to negotiate their respective merger agreements. Each of the special committees recommended approval of the merger agreements, and each respective Board of Directors unanimously approved its merger agreement.

Stockholder Benefits
Through this transaction, CIM management believes CC CMFT will benefit from:
•Increased size and scale;
•Strong operating metrics with greater tenant, industry and asset type diversification;
•Balance sheet flexibility and moderate leverage, positioning CC CMFT for growth; and
•Expected operational efficiencies that may generate cash savings for CC CMFT of approximately $3.5 million per year as a result of the mergers.

CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

Ultimately, we believe CC CMFT will be better positioned to weather the downturn resulting from the COVID-19 pandemic and take advantage of opportunities post-pandemic, including the pursuit of an eventual liquidity event such as a public market listing.

Transaction Details
•Subject to the terms and conditions of the merger agreements, CCIT II, CCIT III and CCPT V stockholders would receive, for each share of common stock of the relevant entity held by them, 1.501, 1.093 and 2.691 shares, respectively, of CMFT common stock, which is valued at approximately $10.97 per CCIT II share, $7.99 per CCIT III share and $19.67 per CCPT V share, based on CMFT’s most recently estimated net asset value per share of $7.31. CMFT will be the surviving entity in the three mergers.
•The $10.97 price per CCIT II share represents a 10.5% premium to CCIT II’s most recently estimated net asset value per share of $9.93. The $7.99 price per CCIT III share represents a 3.0% premium to CCIT III’s most recently estimated net asset value per share of $7.76. The $19.67 price per CCPT V share represents a 3.75% premium to CCPT V’s most recently estimated net asset value per share of $18.96.
•Following the closings of the merger transactions, former stockholders of CMFT, CCIT II, CCIT III and CCPT V are expected to own approximately 67%, 22%, 1% and 10% of CC CMFT, respectively.
•The distribution reinvestment plans (“DRIP”) and redemption plans for CMFT, CCIT II, CCIT III and CCPT V have been suspended through the duration of the merger process, and redemption requests will not be honored. CMFT stockholders currently participating in the DRIP program will be automatically re-enrolled following the proposed merger and reinstatement of the DRIP by the Board. CCPT V, CCIT II and CCIT III stockholders may elect to participate in the CMFT DRIP upon completion of the respective transactions and reinstatement of the DRIP by the Board.
•Distributions are not guaranteed, and each respective Board will consider declaring distributions in the ordinary course during the merger process, subject to market factors, company performance and other circumstances.
•Upon closing, the Board of Directors of CC CMFT will be increased so that all independent directors of CCIT II, CCIT III and CCPT V that are not currently independent directors of CMFT will be added to the Board. It is anticipated that at the next CMFT annual stockholder meeting, five to seven independent directors will be recommended for election.

The merger agreements provide CCIT II, CCIT III and CCPT V with go-shop periods of 38 days. During these periods, the special committees of each respective Board of Directors and its advisors have the right to solicit alternative proposals from third parties. CCIT II, CCIT III and CCPT V will each have the right to terminate their respective merger agreements with CMFT to accept a superior proposal, subject to the terms and conditions of their respective merger agreements. This process provides additional assurance to stockholders that they are receiving fair value and arm’s length consideration.

There can be no assurance that this process will result in superior proposals, and the respective REITs do not intend to disclose developments with respect to the solicitation process unless and until the special committees of their Boards of Directors make a determination with respect to any potential superior proposal or as otherwise required by law.

Each REIT’s stockholders will be notified about the proposed transactions by mail. Prior to the mailings, we will provide you with a copy of each stockholder letter via email. CCIT II, CCIT III and CCPT V stockholders will be asked to approve the respective mergers. We will inform you of timing and details
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

related to the stockholder meetings to be scheduled to approve the mergers when those details are available.

A presentation document with additional details about the proposed transactions is available here. CMFT, CCIT II, CCIT III and CCPT V have also each filed a Current Report on Form 8-K with the Securities and Exchange Commission regarding the proposed merger. All the documents are available on the SEC website and at www.cimgroup.com/announcements.

Financial professionals will receive a communication similar to this one, and we will continue to keep you informed. If you have any questions, please contact your Business Development representative.

Sincerely,
Emily Vande Krol
Managing Director, Partner Solutions Group
President, CCO Capital, LLC

Cautionary Statement Regarding Forward-Looking Information
This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for CCIT II and CMFT and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the merger or any of the other mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of CCIT II, as applicable; the ability of CMFT to achieve the expected cost synergies or to engage in any liquidity event or public offering; the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of each of CCIT II and CMFT and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; legislative and regulatory changes; and other factors, including those set forth in the section entitled “Risk Factors” in CCIT II’s and CMFT’s, most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and other reports filed by CCIT II and CMFT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, none of CCIT II or CMFT undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

Additional Information and Where to Find It
In connection with the proposed merger, CMFT intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of CCIT II and will also constitute a prospectus of CMFT. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of CCIT II. In connection with the proposed merger, CCIT II intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A relating to a special meeting of its stockholders. STOCKHOLDERS OF CCIT II ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders of CCIT II will be able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM Group LLC’s website at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available. Such documents are not currently available.

Participants in Solicitation
CCIT II and their respective directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from CCIT II’s stockholders in respect of the proposed merger between CCIT II and CMFT. Information regarding the directors, executive officers and external advisors of CCIT II and CMFT is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC by each entity on March 30, 2020, as amended on April 27, 2020. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement of CCIT II regarding its proposed merger with CMFT when it becomes available.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed merger.
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC